UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 11-K

Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2019

COMMISSION FILE NO. 1-12597

A.            Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

CULP, INC. EMPLOYEES’ RETIREMENT BUILDER PLAN

                             B.            Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

   CULP, INC.
   1823 EASTCHESTER DRIVE
   HIGH POINT, NORTH CAROLINA 27265

There were no material changes in the Plan or the Investment Policy of the Plan.  Culp, Inc. has made no profit-sharing contributions during the past five years.  The number of participants in the Plan at December 31, 2019 was 966. The Retirement Committee administers the Plan, and its members are Robert G. Culp, IV, Kenneth R. Bowling, and Teresa A. Huffman, all employees of Culp, Inc.

Financial Statements and Exhibits

(a) Financial Statements. A list of all financial statements filed as part of this report, beginning on page 1, is set forth below:

Financial Statements	Page of Report

Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits	3
Statements of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5
Schedule of Assets (Held at End of Year)	12

(b) Exhibits

Exhibit 23(a) – Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN

By: Culp, Inc., Plan Administrator

By: The Culp, Inc. Retirement Committee

Date:  June 26, 2020

/s/ Robert G. Culp, IV
Robert G. Culp, IV

/s/ Kenneth R. Bowling
Kenneth R. Bowling

/s/ Teresa A. Huffman
Teresa A. Huffman

Culp, Inc. Employees’ Retirement Builder Plan

TABLE OF CONTENTS

Page No.

Report of Independent Registered Public Accounting Firm	1-2

Financial Statements

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-11

Supplemental Information

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	12

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN

Report of Independent Registered Public Accounting Firm

To the Retirement Committee of the
Culp, Inc. Employees’ Retirement Builder Plan
High Point, North Carolina

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Culp, Inc. Employees’ Retirement Builder Plan (the “Plan”) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the years ended December 31, 2019, 2018 and 2017, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years ended December 31, 2019, 2018, and 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Smith Leonard PLLC

We have served as the Plan’s auditor since 2012.

High Point, North Carolina

June 26, 2020

CULP, INC. EMPLOYEES’ RETIREMENT BUILDER PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2019 and 2018

ASSETS	2019	2018

Investments, at fair value (Note C)
Registered investment companies	$37,674,599	$32,136,490
Common and collective trust fund	5,743,770	6,655,744
Culp, Inc. common stock	1,050,797	1,473,217
Money market fund	43,113	86,206

	44,512,279	40,351,657

Receivables
Employer contributions	-	-
Participant contributions	-	37,181

	-	37,181

NET ASSETS AVAILABLE
FOR BENEFITS	$44,512,279	$40,388,838

See accompanying notes to the financial statements.

CULP, INC. EMPLOYEES’ RETIREMENT BUILDER PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2019, 2018, and 2017

	2019	2018	2017

CHANGES IN NET ASSETS ATTRIBUTED TO :

Investment income (loss)
Net appreciation (depreciation) in fair value of investments	$6,293,400	$(5,084,644)	$3,498,466
Interest and dividends	1,576,311	2,133,824	1,985,944

Total investment income (loss)	7,869,711	(2,950,820)	5,484,410

Contributions
Employer	1,097,387	1,079,731	1,011,494
Participant	1,938,609	1,900,791	1,773,963
Direct rollovers	338,656	578,498	110,789

Total contributions	3,374,652	3,559,020	2,896,246

Benefits paid to participants	7,010,433	9,092,389	2,522,143
Administrative expenses	110,489	108,063	80,123

Net increase (decrease)	4,123,441	(8,592,252)	5,778,390

NET ASSETS AVAILABLE
FOR BENEFITS
Beginning of year	40,388,838	48,981,090	43,202,700

End of year	$44,512,279	$40,388,838	$48,981,090

See accompanying notes to the financial statements.

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019, 2018 AND 2017

NOTE A - DESCRIPTION OF PLAN

The following description of the Culp, Inc. Employees’ Retirement Builder Plan (the “Plan”) provides only general information.  Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering all full-time employees of Culp, Inc., and its subsidiaries (the “Company”) who have three months of continuous service and are at least 21 years of age.  Employees who elect to participate in the Plan may do so in the next available payroll period.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
On April 1, 2018, the Company acquired Read Window Products, Inc. (Read), a turn-key provider of window treatments that offers sourcing of upholstery fabrics and other products, measuring, and installation services of their own products for the hospitality and commercial industries. Eligible employees associated with Read were able to participate in the Plan as of April 1, 2018.
On June 22, 2018, the Company acquired a majority ownership interest in eLuxury, LLC (eLuxury), a company that markets bedding accessories and home goods directly to consumers and businesses through e-commerce and business-to-business sales channels. Eligible employees associated with eLuxury were able to participate in the Plan as of August 1, 2018. Effective March 31, 2020, the company sold its entire ownership interest in eLuxury, and therefore, employees of eLuxury are no longer able to participate in the Plan.
Contributions
Each year, participants may contribute compensation, as defined in the Plan document, subject to certain Internal Revenue Code (“IRC”) limitations.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers various registered investment company funds, one common and collective trust fund, and Culp, Inc. common stock as investment options for participants.  The Company makes matching safe harbor contributions equal to 100% of the participant’s contribution up to the first 4% of annual compensation contributed to the Plan.  An employee who is eligible to participate in the Plan, but does not either affirmatively elect to decline participation or designate a specified amount to be contributed to the Plan, is required to have their compensation reduced by 3%, which is in turn contributed into the Plan’s Moderate Allocation Fund. Effective January 1, 2020, employees who elect to participate in the Plan are required to contribute at least 2% of their annual compensation to the Plan.
Additional profit-sharing amounts may be contributed at the option of the Company.  No profit-sharing contributions were made during the years ended December 31, 2019, 2018, or 2017.

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019, 2018 AND 2017

Participant Accounts

Each participant’s account is credited with the participant’s contributions and Company matching contributions, as well as allocations of (a) the Company’s profit-sharing contributions, (b) Plan earnings, and (c) Plan administrative expenses. Allocations are based on participant earnings, account balances or specific transactions, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their own voluntary contributions and the Company’s matching contributions plus actual earnings thereon.

Notes Receivable from Participants

Notes receivable from participants are not permitted by the Plan.

Payment of Benefits

Upon termination of service due to death, disability, retirement, or other reasons as defined by the Plan, participants receive a lump-sum distribution equal to the value of the participant’s vested interest in the Plan. In-service distributions may be made to participants who have reached age 59 1/2. Withdrawals from the Plan may also be made upon circumstances of financial hardship, in accordance with provisions specified by the Plan.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosures.  Actual results could differ from those estimates.

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019, 2018 AND 2017

Payment of Benefits

Benefits are recorded when paid.

NOTE C - FAIR VALUE MEASUREMENTS

The Financial Accounting Standards Board issued a statement that defines fair value and establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of fair value hierarchy are described as follows:

Level 1 - Quoted market prices in active markets for identical assets and liabilities,

Level 2 - Inputs other than level 1 inputs that either are directly or indirectly observable, and

Level 3 - Unobservable inputs developed using the company’s estimates and assumptions, which reflect those a market participant would use.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in the methodologies used at during the years ended December 31, 2019, 2018, and 2017, respectively.

Registered Investment Companies

These investments are public investment vehicles valued using the net asset value (“NAV”) provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.

Common and Collective Trust Fund

This investment is valued using the NAV as a practical expedient and is not classified in the fair value hierarchy. There are no participant redemption restrictions for this investment; the redemption notice period is applicable only to the Plan.

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019, 2018 AND 2017

The following tables present information for which the NAV per share practical expedient was used:

December 31, 2019
Redemption
Frequency (If
		Unfunded	Currently	Redemption
Description	Fair Value	Commitments	Eligible)	Notice Period

Stable Value Trust Fund	$ 5,743,770	N/A	Daily	24 months

December 31, 2018
Redemption
Frequency (If
		Unfunded	Currently	Redemption
Description	Fair Value	Commitments	Eligible)	Notice Period

Stable Value Trust Fund	$ 6,655,744	N/A	Daily	24 months

Culp, Inc. Common Stock

This investment is valued at the closing price reported on the active market in which the individual security is traded. This investment is classified within Level 1 of the valuation hierarchy.

The Plan held 77,151 shares and 77,948 shares of the Company’s common stock at December 31, 2019 and 2018, respectively. The cost basis of these shares of the Company’s common stock was $763,086 and $719,891 at December 31, 2019 and 2018, respectively.

Money Market Fund

This investment is a public investment vehicle valued using $1 for the NAV.  The money market fund is classified within Level 2 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019, 2018 AND 2017

The following tables present information about assets and liabilities measured at fair value on a recurring basis:

Fair Value Measurements at December 31, 2019 using:
	Quoted Prices in Active Markets for Identical Assets	Significant other Observable Inputs	Significant Unobservable Inputs

Description	Level 1	Level 2	Level 3	Total

Investments at fair value:

Registered investment companies	$37,674,599	$-	$-	$37,674,599
Culp, Inc. common stock	1,050,797	-	-	1,050,797
Money market fund	-	43,113	-	43,113

Total investments in the fair value hierarchy	$38,725,396	$43,113	$-	38,768,509

Investments at net asset value:

Common and collective trust fund				5,743,770

Total investments at fair value				$44,512,279

Fair Value Measurements at December 31, 2018 using:
	Quoted Prices in Active Markets for Identical Assets	Significant other Observable Inputs	Significant Unobservable Inputs

Description	Level 1	Level 2	Level 3	Total

Investments at fair value:

Registered investment companies	$32,136,490	$-	$-	$32,136,490
Culp, Inc. common stock	1,473,217	-	-	1,473,217
Money market fund	-	86,206	-	86,206

Total investments in the fair value hierarchy	$33,609,707	$86,206	$-	33,695,913

Investments at net asset value:

Common and collective trust fund				6,655,744

Total investments at fair value				$40,351,657

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019, 2018 AND 2017

NOTE D - EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Plan investments include shares of the Company’s common stock. Transactions in the Company’s common stock also qualify as party-in-interest.

Administrative fees paid directly by the Plan to Raymond James Financial Services for investment advisory and other administrative services were $84,649, $93,713, and $66,123 during 2019, 2018 and 2017, respectively.

Administrative fees paid directly by the Plan to Smith Leonard PLLC for audit services were $14,500 during 2019, and $14,000 during 2018 and 2017, respectively.

Administrative fees paid directly by the Plan to MassMutual Retirement Services, LLC were $11,340 during 2019. Administrative expenses paid directly by the Plan to MassMutual Retirement Services, LLC were immaterial for disclosure during 2018 and 2017, respectively.

NOTE E - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE F - TAX STATUS

The Plan has adopted a prototype plan document sponsored by an affiliate of the Plan’s trustee. The Internal Revenue Service has determined and informed the Plan’s trustee by a letter dated March 31, 2014, that the Plan is designed and in compliance with the applicable requirements of the IRC. The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

NOTE G - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE H – SUBSEQUENT EVENTS

On March 11, 2020, the World Health Organization declared the coronavirus (“COVID-19”) a global pandemic and recommended containment and mitigation measures worldwide. The pandemic has significantly affected the economic conditions in the U.S., accelerating during the first half of March, as federal, state, and local governments are reacting to the public health crisis, creating significant uncertainties in the economy. The Company cannot reasonably estimate the length or severity of this pandemic, however, as a result of these developments the Company expects a material adverse impact on its sales, results of operations, and cash flows for the remainder of its fiscal 2020 and fiscal 2021. The Company’s fiscal year is the 52 or 53-week period ending on the Sunday closest to April 30.

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019, 2018 AND 2017

The Company has not made any changes to the provisions of the Plan, as employer matching contributions are still in effect and participants can continue to make salary deferral contributions to the Plan.

The pandemic has adversely affected global economic activity and greatly contributed to significant deterioration and financial instability in financial markets. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair value of investment securities will continue in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements in changes in net assets available for benefits. Because the fair values of the Plan’s individual investments have and will fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, if any, and the related impact on the Plan’s liquidity cannot be determined at this time.

On March 27, 2020, the Coronavirus Aid Relief and Economic Security Act, also known as the CARES Act, was signed into law by President Donald J. Trump. The CARES act contains several provisions that temporarily affect 401(k) plans, such as the waiver of required minimum distributions, a new hardship withdrawal option, increased loan limits, and a loan payment pause option. The Company has incorporated the required minimum distributions and new hardship withdrawal option provisions into Plan. The requirements regarding the increased loan limits and a loan payment pause option were not incorporated into the Plan, as the Plan does not permit loans to participants.

SUPPLEMENTAL INFORMATION

CULP, INC. EMPLOYEES’ RETIREMENT BUILDER PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 56-1001967
PLAN NUMBER: 001
December 31, 2019

				Current
(a)	(b) Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost **	Value

	Invesco Stable Value Trust Fund	5,743,770 units	-	$5,743,770

	MFS Moderate Allocation Fund	440,335 units	-	8,190,223

	MFS Value Fund	118,919 units	-	5,283,580

	MFS Total Return Fund	223,769 units	-	4,470,896

	Franklin Dynatech Fund	46,133 units	-	4,088,786

	MFS Growth Allocation Fund	184,432 units	-	4,026,157

	American Century Mid Cap Value Fund	82,567 units	-	1,406,947

	MFS International Diversification Fund	67,198 units	-	1,401,766

	DWS RREEF Real Estate Securities Fund	56,456 units	-	1,278,172

	MFS Core Equity Fund	35,154 units	-	1,229,675

	MFS Aggressive Growth Allocation Fund	46,382 units	-	1,166,032

	JP Morgan Small Cap Growth Fund	66,891 units	-	1,155,871

	MFS Conservative Allocation Fund	69,567 units	-	1,126,987

	Pioneer Bond Fund	76,219 units	-	753,048

	Mass Mutual Select T Rowe Price Retirement 2025 Fund	32,305 units	-	514,612

	MFS Corporate Bond Fund	30,618 units	-	450,697

	Lord Abbett Bond Debenture Fund	43,770 units	-	355,414

	MassMutual Select T. Rowe Price Retirement 2030 Fund	16,658 units	-	266,859

	MassMutual Select T. Rowe Price Retirement 2035 Fund	12,561 units	-	202,864

	MassMutual Select T. Rowe Price Retirement 2040 Fund	6,417 units	-	104,084

	MassMutual Select T. Rowe Price Retirement 2045 Fund	5,205 units	-	84,788

	MassMutual Select T. Rowe Price Retirement 2015 Fund	2,869 units	-	44,788

	MassMutual Select T. Rowe Price Retirement 2055 Fund	2,047 units	-	33,341

	MassMutual Select T. Rowe Price Retirement 2060 Fund	1,380 units	-	22,416

	MassMutual Select T. Rowe Price Retirement 2050 Fund	577 units	-	9,409

	MassMutual Select T. Rowe Price Retirement 2020 Fund	457 units	-	7,187

	Fidelity Institutional Money Market Fund Government Portfolio	43,113 units	-	43,113

*	Culp, Inc. Common Stock	77,151 shares	-	1,050,797

				$44,512,279

*	Indicates party-in-interest.
**	Cost information omitted for participant-directed investments.

EXHIBIT INDEX

Exhibit Number	Exhibit

23A	23A Consent of Independent Registered PublicAccounting Firm in connection with theregistration statement of Culp, Inc. on FormS-8 (File No. 33-13310).